Exhibit 99.1

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025

While 2025 began on a softer footing, market conditions strengthened steadily through the second half of the year. The product tanker market remained seasonally firm in the fourth quarter, allowing the year to close on a strong note. This improvement was underpinned by continued growth in clean petroleum product exports, increased crude oil production prompting a meaningful shift of LR2 vessels into dirty trading, and the sustained impact of geopolitical developments, particularly in Russia and the Red Sea, which continue to exert significant influence on the product tanker market.

With this, I am pleased to announce that we delivered our strongest quarterly result of 2025. In Q4, we recorded a net profit of USD 109.7 million, which included USD 9.5 million from gains on vessel sales, while our fee-based business generated USD 6.9 million. This brings our full-year net profit to USD 339.7 million, marking another year of strong performance.

As per earlier quarters of 2025, our Q4 results reflect the impact of several vessels undergoing scheduled drydocking, resulting in approximately 550 off-hire days. This was around 120 days higher than expected, mainly due to unscheduled repairs for three vessels. We expect drydocking activity to continue into the upcoming quarters of 2026, but anticipate off-hire days to taper off slightly, to around 180 in Q1 2026.

At the end of the fourth quarter, our net asset value (NAV1) stood at approximately USD 3.5 billion, equivalent to USD 7.04 (~NOK 70.79) per share. Our net Loan-to-Value (LTV) ratio increased from 20.5% in the third quarter to 24.9%, primarily reflecting our investment in TORM, whose market value is included in the calculation. This was partly offset by higher vessel market valuations and strong operational cash flow generation.

In line with our ongoing fleet renewal strategy, we continue to divest older tonnage. In January 2026, we completed the sale of the 2013-built MR vessels, the Hafnia Libra and the Hafnia Phoenix, and took delivery of the Ecomar Gironde, the fourth and final dual-fuel IMO II MR tanker under our Ecomar joint venture with Socatra of France. Over the first quarter, we have further sold four LR1 vessels, two MR vessels and four Handy vessels to external parties, which are pending delivery to the buyers.

I am pleased to announce a 80% payout ratio for the fourth quarter. We will distribute a total of USD 87.7 million in dividends, or USD 0.1762 per share. This brings our total dividends for 2025 results to USD 0.5457 per share which, based on our share price at the end of 2025, represents a dividend yield of approximately 10%.

On 22 December 2025, Hafnia completed its acquisition of 13.97% of TORM shares from Oaktree. We acquired the shares with a belief that consolidation with TORM represents a compelling long-term value creation opportunity for both companies and their respective shareholders through enhanced scale, meaningful operational synergies, and improved capital markets positioning. While we are convinced of the rationale for consolidation, we cannot predict the timing or outcome, and will remain patient and disciplined in our approach to ensure that any steps we take are aligned with our commitment to create value for Hafnia’s shareholders.

Looking ahead to 2026, we entered the year at seasonally strong rate levels, although we anticipate a gradual easing as newbuild deliveries enter the market. A continued firm crude market is, however, expected to partially mitigate the impact of additional supply. Demand fundamentals remain sound, while political uncertainty continues to represent a key variable, such as potential changes to sanctions regimes, including those affecting Venezuela, Iran, and Russia, which could materially affect trade flows and influence the overall market outlook. Accordingly, shifts in trade policy, evolving oil transportation patterns, and ongoing geopolitical tensions are likely to remain the principal swing factors shaping market conditions for the year ahead.

As of 11 February 2026, 76% of our Q1 earning days are covered at an average of USD 29,979 per day, and 33% of the earning days for 2026 are covered at USD 27,972 per day.

We remain encouraged by the strength of the market and believe that 2026 is set to deliver another year of robust earnings.

Mikael Skov
CEO Hafnia

1 NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Safe Harbour Statement

Disclaimer regarding forward-looking statements in the interim report

Matters discussed in this unaudited interim report of the quarterly results of Hafnia Limited (the "Company" or "Hafnia", together with its subsidiaries, the "Group") (this “Report”) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbour legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in Hafnia are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report. Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, disruptions in the Red Sea, sanctions and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;
•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;
•	changes in expected trends in recycling of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments;
•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;
•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance; and

•	other factors that may affect our financial condition, liquidity and results of operations.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 30 April 2025. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Highlights – Q4 and Full year 2025

Financial – Q4

In Q4 2025, Hafnia recorded a net profit of USD 109.7 million, equivalent to a profit of USD 0.22 per share[1] (Q4 2024: USD 79.6 million, equivalent to a profit of USD 0.16 per share).

The fee-based businesses generated earnings of USD 6.9 million (Q4 2024: USD 6.9 million).

Time Charter Equivalent (TCE)[3] earnings for Hafnia were USD 259.0 million in Q4 2025 (Q4 2024: USD 233.6 million), resulting in an average TCE[3] of USD 27,346 per day.

Adjusted EBITDA[3] was USD 149.7 million in Q4 2025 (Q4 2024: USD 131.2 million).

As of 11 February 2026, 76% of the total earning days of the fleet were covered for Q1 2026 at USD 29,979 per day.

For Q4 2025, Hafnia will distribute a total of USD 87.7 million or USD 0.1762 per share in dividends, corresponding to a payout ratio of 80%.

Financial – Full year

In YTD 2025, Hafnia recorded a net profit of USD 339.7 million, equivalent to a profit of USD 0.68 per share[1] (YTD 2024: USD 774.0 million, equivalent to a profit of USD 1.52 per share).

The fee-based businesses generated earnings of USD 29.8 million[2] (YTD 2024: USD 35.2 million).

Time Charter Equivalent (TCE)[3] earnings were USD 955.9 million in YTD 2025 (YTD 2024: USD 1,391.3 million), resulting in an average TCE[3] of USD 25,206 per day.

Adjusted EBITDA[3] was USD 559.5 million in YTD 2025 (YTD 2024: USD 992.3 million).

1 Based on weighted average number of shares as at 31 December 2025.
2 Excluding a one-off item amounting to USD 1.3 million in YTD 2025. From mid-May 2025, the Group transferred its bunker procurement business to its joint venture, Seascale Energy, which is equity accounted.
3 See Non-IFRS Measures in Note 15

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Highlights – Q4 and Full year 2025 CONTINUED

Market

Market Fundamentals
The product tanker market began 2025 on a softer footing, but strengthened as the year progressed, supported by rising export volumes, increased crude production, and a notable shift of LR2 vessels shifting into dirty trading. In Europe, draws on diesel inventories further boosted tonne‑mile demand as stocks were replenished with cargoes from the East.

In early 2026, both dirty and clean product volumes on the water have increased. Dirty volumes have been driven largely by sanctioned barrels awaiting buyers, while clean volumes reflect strong export flows from the US Gulf, the Middle East, and China. Global oil demand remains resilient and is expected to grow further in 2026.

Geopolitical Developments
Despite some progress regarding US-China port fees, geopolitical tensions in Iran, Venezuela, and Russia continue to influence trade flows. Any material changes, particularly relating to Venezuelan exports, could provide additional support for Aframax and LR2 demand. We expect sanctions on Russia to remain, thereby limiting the participation of sanctioned tonnage in mainstream trade and therefore continuing to support demand for compliant vessels.

Forward View
The supply backdrop remains broadly supportive. Asset values stabilized through 2025, while deliveries remained elevated and scrapping activity stayed limited. Another year of high newbuild deliveries is expected in 2026, while continued vessel sanctions, an ageing global fleet, and a firm crude market are expected to offset some of the incremental supply.

Despite the significant orderbook, the overall supply outlook is more balanced than headline figures suggest. Scrap potential is increasing as the fleet continues to age, while the dark and sanctioned fleet faces growing regulatory and operational constraints. Should even a portion of this tonnage exit mainstream trading, the effective impact of new deliveries would be materially reduced, supporting a tighter and more constructive supply dynamic.

2026 has begun on a seasonally firm footing. Nevertheless, trade policy developments, evolving oil trade routes, and ongoing geopolitical tensions will continue to shape market conditions. In particular, any shifts in sanctions regimes, especially those related to Iran, Venezuela, and Russia, remain the principal swing factors for market direction.

Fleet1

At the end of the quarter, Hafnia’s fleet consisted of 114 owned vessels2 and 9 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 32 LR1s (including two bareboat-chartered in and two time-chartered in), 57 MRs of which 12 are IMO II (including seven time-chartered in), and 24 Handy vessels of which 18 are IMO II (including one bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 3,897 million, of which USD 3,472 million relates to Hafnia’s 100% owned fleet, and USD 425 million relates to Hafnia’s 50% share in the joint venture fleet.

Including Hafnia’s 50% share in the joint venture fleet, the LR2 vessels had a broker value of USD 570 million2, the LR1 fleet had a broker value of USD 980 million3, the MR fleet had a broker value of USD 1,584 million4 and the Handy vessels had a broker value of USD 763 million5. The unencumbered vessels had a broker value of USD 730 million. The chartered-in fleet had a right-of-use asset book value of USD 38.4 million with a corresponding lease liability of USD 37.8 million.

1 Vessels under construction that are not delivered as at the financial reporting date are not included in the fleet count.
2 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and two MRs classified as held for sale.
3 Including USD 297 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
4 Including USD 128 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels; and two MRs classified as held for sale.
5 Including IMO II Handy vessels

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Highlights – Q4 and Full year 2025 CONTINUED

Hafnia will pay a quarterly dividend of USD 0.1762 per share. The record date will be 6 March 2026.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 5 March 2026 and a payment date on, or about, 18 March 2026.

For shares registered in the Depository Trust Company, the ex-dividend date will be 6 March 2026, with a payment date on, or about, 13 March 2026.

Please see our separate announcement for additional details regarding the Company’s dividend.

The Condensed Consolidated Interim Financial Information Q4 and Full year 2025 has not been audited or reviewed by auditors.

Webcast and Conference call

Hafnia will host a conference call for investors and financial analysts at 9:30 pm SGT/2:30 pm CET/8:30 am EST on 26 February 2026.

The investor presentation will be available via live video webcast via the following link: Click here to join Hafnia's Investor Presentation on 26 February 2026 .

Meeting ID: 395 004 465 320 35

Passcode: 9La9JF7h
Download Teams | Join on the web

Dial in by phone: +45  32 72 66 19,,683452461# Denmark, All locations

Find a local number

Phone conference ID: 683 452 461#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Hafnia

Mikael Skov, CEO Hafnia: +65 8533 8900

www.hafniabw.com

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Key figures

USD million	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Full year 2025
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	340.3	346.6	366.5	368.4	1,421.8
Profit before tax	64.6	78.0	92.2	107.4	342.2
Profit for the period	63.2	75.3	91.5	109.7	339.7
Financial items	(13.9)	(8.1)	(13.3)	(9.3)	(44.6)
Share of profit from joint ventures	3.0	3.0	4.4	6.8	17.2
TCE income[1]	218.8	231.2	247.0	259.0	955.9
Adjusted EBITDA[1]	125.1	134.2	150.5	149.7	559.5
Balance Sheet
Total assets	3,696.4	3,669.9	3,570.1	3,811.9	3,811.9
Total liabilities	1,418.0	1,369.5	1,239.5	1,482.3	1,482.3
Total equity	2,278.4	2,300.4	2,330.7	2,329.6	2,329.6
Cash at bank and on hand[2]	188.1	194.0	132.5	103.6	103.6
Key financial figures
Return on Equity (RoE) (p.a.)[3]	11.1%	13.2%	15.9%	19.1%	14.8%
Return on Invested Capital (p.a.)[4]	9.6%	10.6%	12.8%	13.4%	11.2%
Equity ratio	61.6%	62.7%	65.3%	61.1%	61.1%
Net loan-to-value (LTV) ratio[5]	24.1%	24.1%	20.5%	24.9%	24.9%

For the 3 months ended 31 December 2025	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	26	52	24	108
Total operating days[9]	541	2,323	4,551	2,054	9,469
Total calendar days (excluding TC-in)	552	2,208	4,240	2,208	9,208
TCE (USD per operating day)[1]	33,163	30,986	26,307	24,006	27,346
Spot TCE (USD per operating day)[1]	35,307	31,473	27,305	24,211	27,976
TC-out TCE (USD per operating day)[1]	30,591	27,906	23,549	22,257	24,974
OPEX (USD per calendar day)[10]	8,503	9,171	8,933	8,029	8,748
G&A (USD per operating day)[11]					2,168

Vessels on the balance sheet

As of 31 December 2025, total assets amounted to USD 3,811.9 million, of which USD 2,459.4 million represents the carrying value of the Group’s vessels, including dry docking but excluding right-of-use assets. The breakdown by operating segment is as follows:

Balance Sheet USD million	LR2	LR1	MR6	Handy[7]	Total
Vessels and scrubbers (including dry-dock)	235.5	578.2	1,069.3	576.4	2,459.4

1 See Non-IFRS Measures in Note 15.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercials pools), divided by broker vessel values (100% owned vessels) and the lower of the market value or purchase price of the Torm investment. The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.
6 Inclusive of nine IMO II MR vessels. The two MRs classified as held for sale are excluded from vessels on the balance sheet, while they are included in the table for the 3 months ended 31 December 2025.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and three IMO II MRs owned through 50% ownership in the Ecomar Joint Venture.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Condensed consolidated statement of comprehensive income

	For the 3 months ended 31 December 2025 USD’000	For the 3 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2025 USD’000	For the 12 months ended 31 December 2024 USD’000
Revenue (Hafnia Vessels and TC Vessels)[1]	368,419	352,817	1,421,831	1,935,596
Revenue (External Vessels in Disponent-Owner Pools)[2]	224,543	180,044	860,078	933,051
Voyage expenses (Hafnia Vessels and TC Vessels) [1]	(109,454)	(119,257)	(465,957)	(544,317)
Voyage expenses (External Vessels in Disponent-Owner Pools)[2]	(80,154)	(83,995)	(329,566)	(332,802)
Pool distributions for External Vessels in Disponent-Owner Pools[2]	(144,389)	(96,049)	(530,512)	(600,249)
	258,965	233,560	955,874	1,391,279

Other operating income[3]	6,914	6,892	31,101	35,195
Vessel operating expenses	(72,132)	(69,126)	(282,123)	(278,041)
Technical management expenses	(8,417)	(7,545)	(27,082)	(28,173)
Charter hire expenses	(8,650)	(11,845)	(33,415)	(48,496)
Other expenses	(26,945)	(20,767)	(84,876)	(79,446)
	149,735	131,169	559,479	992,318

Gain on disposal of assets	9,467	12,999	12,236	28,520
Depreciation charge of property, plant and equipment[4]	(49,231)	(52,404)	(201,702)	(214,308)
Amortisation charge of intangible assets	(108)	(108)	(427)	(803)
Operating profit	109,863	91,656	369,586	805,727

Interest income	4,666	4,578	13,496	16,317
Interest expense	(12,940)	(13,645)	(49,768)	(52,375)
Capitalised financing fees written off	(400)	–	(2,720)	(2,069)
Other finance expenses	(664)	(3,619)	(5,607)	(9,662)
Finance expense – net	(9,338)	(12,686)	(44,599)	(47,789)

Share of profit of equity-accounted investees, net of tax	6,846	601	17,190	20,515
Profit before income tax	107,371	79,571	342,177	778,453

Income tax benefit/(expense)	2,283	61	(2,495)	(4,418)
Profit for the financial period	109,654	79,632	339,682	774,035

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss:
Foreign operations – foreign currency translation differences	69	(191)	325	(135)
Fair value gains/(losses) on cash flow hedges	438	10,197	(2,822)	14,522
Reclassification to profit or loss	(1,951)	(5,712)	(10,057)	(33,129)
	(1,444)	4,294	(12,554)	(18,742)

Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	(36,957)	(74)	(36,957)	1,186
Total other comprehensive (loss)/income	(38,401)	4,220	(49,511)	(17,556)

Total comprehensive income for the period, net of tax	71,253	83,852	290,171	756,479

Earnings per share attributable to the equity holders of the Company
Basic no. of shares	498,177,942	510,097,559	498,177,942	510,097,559
Basic earnings in USD per share	0.22	0.16	0.68	1.52
Diluted no. of shares	504,113,637	515,108,515	504,113,637	515,108,516
Diluted earnings in USD per share	0.22	0.15	0.67	1.50

1 “TC Vessels” are vessels that have been time chartered-in to the Group (including ROU assets).
2 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels.
3 Including a one-off item amounting to USD 1.3 million in YTD 2025.
4 This includes a USD 5.2 million adjustment in Q4 2025 arising from a change in residual values of the Group’s vessels. Refer to note 3 under critical accounting estimates for more details.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Condensed consolidated balance sheet

	As at 31 December 2025 USD’000	As at 31 December 2024 USD’000
Vessels and scrubbers	2,344,757	2,521,223
Dry docking	114,636	66,945
Right-of-use assets – Vessels	38,413	18,661
Other property, plant and equipment	865	733
Total property, plant and equipment	2,498,671	2,607,562

Intangible assets	83	510
Total intangible assets	83	510

Other investments	297,581	23,069
Derivative financial instruments	2,627	12,024
Restricted cash[1]	10,000	13,542
Loans receivable from joint ventures	59,845	64,133
Joint ventures	97,821	81,371
Trade and other receivables, and prepayments	1,320	—
Total other non-current assets	469,194	194,139

Total non-current assets	2,967,948	2,802,211

Intangible assets	16,665	5,919
Total intangible assets	16,665	5,919

Inventories	69,027	94,155
Trade and other receivables, and prepayments	521,954	503,836
Derivative financial instruments	6,237	12,601
Cash at bank and on hand	103,609	195,271
Cash retained in the commercial pools[2]	88,966	88,297
Assets held for sale	37,490	–
Total other current assets	827,283	894,160

Total current assets	843,948	900,079

Total assets	3,811,896	3,702,290

Share capital	1,093,055	1,093,055
Other reserves	468,761	517,713
Treasury shares	(78,449)	(53,439)
Retained earnings	846,220	705,177
Total shareholders’ equity	2,329,587	2,262,506

Borrowings	930,652	785,954
Total non-current liabilities	930,652	785,954

Borrowings	192,324	336,295
Derivative financial instruments	163	1,939
Current income tax liabilities	5,019	2,757
Trade and other payables	354,151	312,839
Total current liabilities	551,657	653,830

Total liabilities	1,482,309	1,439,784

Total shareholders’ equity and liabilities	3,811,896	3,702,290

1 Restricted cash includes cash placed in debt service reserve and FFA collateral accounts.
2 The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management companies and can only be used for the operation of vessels within the commercial pools.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Condensed consolidated statement of changes in equity

	Share capital USD’000	Share premium USD’000	Contributed surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2025	1,093,055	–	–	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	3,205	–	–	3,205
Share options exercised	–	–	–	–	–	2,646	(2,112)	(534)	–	–	–
Purchase of treasury shares	–	–	–	–	–	(27,656)	–	–	–	–	(27,656)
Dividends paid	–	–	–	–	–	–	–	–	–	(198,639)	(198,639)
Total transactions with owners	–	–	–	–	–	(25,010)	(2,112)	2,671	–	(198,639)	(223,090)
Total comprehensive income
Profit for the financial year	–	–	–	–	–	–	–	–	–	339,682	339,682
Other comprehensive income/(loss)	–	–	–	325	(12,879)	–	–	–	(36,957)	–	(49,511)
Total comprehensive income for the year	–	–	–	325	(12,879)	–	–	–	(36,957)	339,682	290,171
Balance at 31 December 2025	1,093,055	–	–	127	7,826	(78,449)	480,270	6,589	(26,051)	846,220	2,329,587

Balance at 1 January 2024	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	–	–	2,960	–	–	2,960
Share options exercised	–	–	–	–	–	33,358	(29,593)	(2,830)	–	–	935
Purchase of treasury shares and issuance of shares	57	43,080	–	–	–	(68,846)	–	–	–	–	(25,709)
Dividends paid	–	–	–	–	–	–	–	–	–	(699,883)	(699,883)
Total transactions with owners	57	43,080	–	–	–	(35,488)	(29,593)	130	–	(699,883)	(721,697)
Other transactions
Effect of re-domiciliation	1,087,929	(1,087,929)	(537,112)	–	–	–	537,112	–	–	–	–
Total other transactions	1,087,929	(1,087,929)	(537,112)	–	–	–	537,112	–	–	–	–
Total comprehensive income
Profit for the financial year	–	–	–	–	–	–	–	–	–	774,035	774,035
Other comprehensive (loss)/income	–	–	–	(135)	(18,607)	–	–	–	1,186	–	(17,556)
Total comprehensive income for the year	–	–	–	(135)	(18,607)	–	–	–	1,186	774,035	756,479
Balance at 31 December 2024	1,093,055	–	–	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Condensed consolidated statement of cash flows

	For the 3 months ended 31 December 2025 USD’000	For the 3 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2025 USD’000	For the 12 months ended 31 December 2024 USD’000
Cash flows from operating activities
Profit for the financial period	109,654	79,632	339,682	774,035
Adjustments for:
- income tax (benefit)/expense	(2,283)	(61)	2,495	4,418
- depreciation and amortisation charges	49,339	52,512	202,129	215,111
- gain on disposal of assets	(9,467)	(12,999)	(12,236)	(28,520)
- interest income	(4,666)	(4,578)	(13,496)	(16,317)
- finance expense	14,004	17,264	58,095	64,106
- share of profit of equity accounted investees, net of tax	(6,846)	(601)	(17,190)	(20,515)
- equity-settled share-based payment transactions	849	521	3,205	2,960
Operating cash flow before working capital changes	150,584	131,690	562,684	995,278
Changes in working capital:
- intangible assets	6,376	1,934	(10,746)	(5,919)
- inventories	9,206	4,228	25,128	13,549
- trade and other receivables	(27,274)	32,351	(15,347)	86,140
- trade and other payables	17,858	26,064	41,329	(49,170)
Cash generated from operations	156,750	196,267	603,048	1,039,878
Income tax refund/(paid)	2,957	871	(159)	(9,514)
Net cash provided by operating activities	159,707	197,138	602,889	1,030,364

Cash flows from investing activities
Interest income received	3,779	3,752	12,006	12,459
Loan to joint ventures	(4,859)	(1,291)	(10,918)	(13,207)
Acquisition of other investments	(311,433)	(200)	(311,433)	(861)
Equity investment in joint venture	—	—	(25)	(2,217)
Return of investment in joint venture	—	—	1,000	1,360
Purchase of intangible assets	—	(1)	—	(23)
Proceeds from disposal of property, plant and equipment	57,425	28,541	75,536	57,098
Proceeds from disposal of other investments	—	—	—	2,343
Repayment of loan by joint venture company	—	—	16,316	22,540
Purchase of property, plant and equipment	(33,857)	(13,227)	(146,199)	(49,600)
Net cash (used in)/provided by investing activities	(288,945)	17,574	(363,717)	29,892

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	507,000	80,000	900,000	110,000
Repayment of borrowings to external financial institution	(204,892)	(29,669)	(422,774)	(109,136)
Repayment of lease liabilities	(100,160)	(21,654)	(524,267)	(201,191)
Payment of financing fees	(875)	—	(7,284)	(1,085)
Interest paid to external financial institutions	(14,658)	(4,277)	(57,496)	(41,683)
Proceeds from exercise of employee share options	—	409	—	935
Proceeds from settlement of derivatives	2,086	—	12,105	—
Dividends paid	(73,205)	(193,364)	(198,639)	(699,883)
Repurchase of treasury shares	—	(49,161)	(27,656)	(49,161)
Other finance expense paid	(74)	(1,803)	(4,154)	(8,005)
Net cash provided by/(used in) financing activities	115,222	(219,519)	(330,165)	(999,209)

Net (decrease)/increase in cash and cash equivalents	(14,016)	(4,807)	(90,993)	61,047
Cash and cash equivalents at beginning of the financial period	206,591	288,375	283,568	222,521
Cash and cash equivalents at end of the financial period	192,575	283,568	192,575	283,568

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	103,609	195,271	103,609	195,271
Cash retained in the commercial pools	88,966	88,297	88,966	88,297
	192,575	283,568	192,575	283,568

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Dividend policy

Hafnia will target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

•	50% payout of net profit if net loan-to-value is above 40%,

•	60% payout of net profit if net loan-to-value is above 30% but equal to or below 40%,

•	80% payout of net profit if net loan-to-value is above 20% but equal to or below 30%, and

•	90% payout of net profit if net loan-to-value is equal to or below 20%

Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercial pools), divided by broker vessel values (for 100% owned vessels) and the lower of the market value or purchase price of the Torm Investment. The calculation of net loan-to-value does not include debt or the values of vessels held through our joint ventures.

The final amount of dividend is to be decided by the Board of Directors. In addition to cash dividends, the Company may buy back shares as part of its total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will take into account the Group’s capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

Dividend for Q4

The board has set the quarterly payout ratio at 80% for Q4 2025. This corresponds to a dividend amount of USD 87.7 million or USD 0.1762 per share.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Coverage of earning days

As of 11 February 2026, 76% of the projected total operating days in Q1 2026 were covered at USD 29,979 per day. The tables below show the figures for Q1 2026, the full year figures for 2026 and the full year figures for 2027.

Hafnia Fleet1

Fleet overview	Q1 2026	2026	2027
Hafnia vessels (average during the period)
LR2	6.0	6.0	6.0
LR1	25.7	24.5	23.2
MR2	50.5	50.1	47.6
Handy[3]	24.0	24.0	24.0
Total	106.2	104.6	100.8

Covered, %
LR2	94%	86%	73%
LR1	69%	25%	0%
MR2	76%	30%	4%
Handy[3]	80%	30%	8%
Total	76%	33%	8%

Covered rates[4], USD per day
LR2	33,632	31,259	30,285
LR1	41,211	37,038	-
MR2	26,828	25,143	21,246
Handy[3]	24,472	23,785	21,118
Total	29,979	27,972	26,176

The coverage figures include FFA positions, which are mainly covering a triangulation route from Northwest Europe to the US Atlantic Coast (TC2), followed by a haul from the US Gulf back to the European Continent (TC14) for the MR fleet.

For the week beginning 16 February 2026, Hafnia’s pool earnings4 averaged:
•	USD 51,537 per day for the LR2 vessels,
•	USD 54,860 per day for the LR1[5] vessels,
•	USD 37,810 per day for the MR2 vessels,
•	USD 18,238 per day for the Handy[3] vessels.

Joint Venture Fleet6

Fleet overview	Q1 2026	2026	2027
Joint ventures vessels (average during the period)
LR2	4.0	4.0	4.0
LR1	6.0	6.0	6.0
MR	5.7	5.9	6.0
Total	15.7	15.9	16.0

1 Excludes joint ventures vessels.
2 Inclusive of nine IMO II vessels.
3 Inclusive of 18 IMO II vessels.
4 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
5 Excluding vessels trading in our Panamax pool.
6 The figures are presented on a 100% basis. The joint ventures vessels are owned through Hafnia’s 50% participation in the Vista Shipping, H&A Shipping and Ecomar joint ventures.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Coverage of earning days CONTINUED

Fleet overview	Q1 2026	2026	2027
Covered, %
LR2	100%	100%	100%
LR1	70%	30%	10%
MR	100%	100%	93%
Total	89%	74%	64%

Covered rates[1], USD per day
LR2	25,158	25,158	25,158
LR1	40,512	33,551	23,965
MR	21,375	21,498	21,985
Total	28,259	24,591	23,349

Tanker segment results

LR2	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Operating days (owned)	540	545	545	541
Operating days (TC -in)	–	–	–	–
TCE (USD per operating day)[2]	33,911	38,241	36,527	33,163
Spot TCE (USD per operating day)[2]	33,911	38,596	37,625	35,307
TC-out TCE (USD per operating day)[2]	–	32,513	31,126	30,591
Calendar days (excluding TC -in)	540	546	552	552
OPEX (USD per calendar day)	7,638	8,299	8,459	8,503

LR1	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Operating days (owned)	2,064	1,988	1,991	2,139
Operating days (TC -in)	257	182	183	184
TCE (USD per operating day)[2]	23,418	28,164	29,229	30,986
Spot TCE (USD per operating day)[2]	23,307	28,216	29,404	31,473
TC-out TCE (USD per operating day)[2]	24,769	27,579	27,367	27,906
Calendar days (excluding TC -in)	2,070	2,093	2,164	2,208
OPEX (USD per calendar day)	8,393	8,989	8,515	9,171

MR3	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Operating days (owned)	4,127	4,362	4,195	3,920
Operating days (TC -in)	606	620	629	631
TCE (USD per operating day)[2]	22,821	22,967	24,785	26,307
Spot TCE (USD per operating day)[2]	21,788	22,157	24,683	27,305
TC-out TCE (USD per operating day)[2]	26,688	25,741	25,080	23,549
Calendar days (excluding TC -in)	4,410	4,459	4,493	4,240
OPEX (USD per calendar day)	8,022	8,085	8,476	8,933

Handy[4]	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Operating days (owned)	1,920	1,757	1,942	2,054
Operating days (TC -in)	–	–	–	–
TCE (USD per operating day)[2]	19,831	19,808	22,648	24,006
Spot TCE (USD per operating day)[2]	19,280	19,169	22,699	24,211
TC-out TCE (USD per operating day)[2]	25,160	25,339	22,289	22,257
Calendar days (excluding TC -in)	2,160	2,184	2,208	2,208
OPEX (USD per calendar day)	7,611	7,456	8,371	8,029

1 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments.
2 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 15.
3 Inclusive of IMO II MR vessels.
4 Inclusive of IMO II Handy vessels.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Risk factors

The Group’s results are largely dependent on the worldwide market for transportation of refined oil products. Market conditions for shipping activities are typically volatile and, as a consequence, the results may vary considerably from year to year. The market in broad terms is dependent upon two factors: the supply of vessels and the demand for oil products. The supply of vessels depends on the number of newbuilds entering the market, the demolition of older tonnage and legislation that limits the use of older vessels or sets new standards for vessels used in specific trades. The demand side depends mainly on developments in global economic activity.

The Group is also exposed to risk in respect of increases in operating costs, such as fuel oil costs. Fuel oil prices are affected by the global political and economic environment. For voyage contracts, the current fuel costs are priced into the contracts. Other risks that Management takes into account are interest rate risk, credit risk, liquidity risk and capital risk. These risks, along with mitigation strategies, are further described in Exhibit 15.2 of the 20F and note 24 of the consolidated financial statements of the Group for the financial year ended 2024 and are principal risks for the financial year 2025.

Responsibility statements

We confirm, to the best of our knowledge, that the set of condensed consolidated interim financial information (‘Interim Financial Information’) for the period from 1 January to 31 December 2025 has been prepared in accordance with IAS 34 – Interim Financial Reporting and gives a true and fair view of the Group’s assets, liabilities, financial position and income statement as a whole. We also confirm, to the best of our knowledge, that the Interim Financial Information includes a fair review of important events that have occurred during the financial year ended 31 December 2025 and their impact on the Interim Financial Information, a description of the principal risks and uncertainties for the remaining three months of the financial year, and major related parties transactions.

Andreas Sohmen-Pao
John Ridgway
Peter Read
Su Yin Anand
Emily Tan

26 February 2026

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Notes to the Condensed Consolidated Interim Financial Information

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated financial information.

Note 1: General information

Hafnia Limited (the “Company”) is listed on the Oslo and New York Stock Exchanges. It was incorporated and domiciled in Bermuda, but was redomiciled to Singapore on 1 October 2024, with its registered office located at 10 Pasir Panjang Road, #18-01 Mapletree Business City, Singapore 117438.

The principal activity of the Company (together with its subsidiaries, the “Group”) relates to the provision of global maritime services in the product tankers market.

This Interim Financial Information was authorised for issue by the Board of Directors of the Company on 26 February 2026.

Note 2: Basis of preparation

Statement of compliance

The Interim Financial Information has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The Interim Financial Information should be read in conjunction with the annual audited financial statements for the financial year ended 31 December 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Interim Financial Information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS standards. However selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

Note 3: Material accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2024.

Critical accounting estimates

Residual value is estimated by multiplying the lightweight tonnage of each vessel by the prevailing scrap value, less the estimated cost to scrap. Management reviews the residual value at each reporting date, considering factors such as trends in steel prices, vessel type and flag, estimated bunkers on vessel, delivery location, and overall market conditions. Consequently, residual value may change due to fluctuations in these estimates. Any adjustments arising from changes in these estimates are recognized prospectively. The Group has revised the residual values of the Group’s vessels for the financial year ended 31 December 2025 and prospectively adjusted for this revision as a change in accounting estimate beginning from 1 Jan 2025 in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

New standards and amendments to published standards effective in 2025

The Group has applied the following amendments to IFRS for the first time for the annual period beginning on 1 January 2025:

-	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability

The preparation of the Interim Financial Information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing this Interim Financial Information, the judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that are applied to the consolidated financial statements for the year ended 31 December 2024.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 4: Revenue

	For the 3 months ended 31 December 2025 USD’000	For the 3 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2025 USD’000	For the 12 months ended 31 December 2024 USD’000
Hafnia Vessels and TC Vessels
Revenue from voyage charter[1]	318,755	313,917	1,252,686	1,803,091
Revenue from time charter	49,664	38,900	169,145	132,505
Total revenue	368,419	352,817	1,421,831	1,935,596
External Vessels in Disponent-Owner Pools
Revenue from voyage charter	224,543	180,044	860,078	933,051
Total revenue	592,962	532,861	2,281,909	2,868,647

The Group’s revenue is generated from the following operating segments: LR2 Product Tankers, LR1 Product Tankers, MR Product Tankers (inclusive of IMO II vessels) and Handy Product Tankers (inclusive of IMO II vessels).

Disaggregation of revenue by operating segments is presented in Note 12.

Note 5: Property, plant and equipment

	Right-of-use Assets – Vessels USD’000	Vessels and scrubbers USD’000	Dry docking USD’000	Others USD’000	Total USD’000
At 31 December 2025
Cost	217,595	3,426,404	193,079	2,042	3,839,120
Accumulated depreciation charge	(179,182)	(1,081,647)	(78,443)	(1,177)	(1,340,449)
Net book value	38,413	2,344,757	114,636	865	2,498,671

	Right-of-use Assets – Vessels USD’000	Vessels and scrubbers USD’000	Dry docking USD’000	Others USD’000	Total USD’000
At 31 December 2024
Cost	222,993	3,510,379	156,844	1,578	3,891,794
Accumulated depreciation charge	(204,332)	(989,156)	(89,899)	(845)	(1,284,232)
Net book value	18,661	2,521,223	66,945	733	2,607,562

a.
The Group organises the commercial management of its fleet of vessels into nine (2024: ten) individual commercial pools: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small and City (“Specialized”) (2024: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small, Intermediate and City (“Specialized”)). Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels outside commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU. Any time-chartered in vessels which are recognised as right of use (“ROU”) assets by the Group and subsequently deployed in the commercial pools are included as part of the pool CGUs.

The Group evaluates whether there are indications that any vessel as at the reporting date is impaired. If any such indicators of impairment exist, the Group performs impairment testing in accordance with its accounting policy. The estimation of the recoverable amount of vessels is based on the higher of fair value less costs to sell and value in use. The fair value of vessels is determined by professional brokers while the value in use is based on future discounted cash flows that the CGU is expected to generate over its remaining useful life.

Based on this assessment, the Group concluded that there are no impairment losses to be recognised for the 12 months ended 31 December 2025 (12 months ended 31 December 2024: USD Nil).

1 Revenue from voyage charters also includes revenue from vessels on short -term time charters (less than six months).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 5: Property, plant and equipment CONTINUED

b.	The Group has mortgaged vessels with a total carrying amount of USD 1,982.2 million as at 31 December 2025 (31 December 2024: USD 2,332.6 million) as security over the Group’s bank borrowings.

c.	There were additions of USD 47.4 million to right-of-use assets – vessels – as at 31 December 2025 (12 months ended 31 December 2024: USD 23.4 million).

d.	As at 31 December 2025, the Group has time chartered-in seven MRs and two LR1s with purchase options. These chartered-in vessels are recognised as right-of-use assets.

The Group has firm charters in place up till 2030 for these vessels. The current and next average purchase option price are as follows:

USD’000	Current average purchase option price[1]	Next average purchase option price
LR1	39,333	38,833
MR	28,860	29,476

The time chartered-in days and average time charter rates for these vessels are as follows:

	2025	2026	2027	2028	2029	2030
TC in (Days)[2]
LR1 (with purchase option)	730	425	–	–	–	–
MR (with purchase option)	2,269	1,959	496	366	365	286

Average TC in rate (USD/Day)
LR1 (with purchase option)	19,247	19,450	–	–	–	–
MR (with purchase option)	16,624	17,300	17,900	19,850	19,850	19,850

1 The purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. Prior notice period of three to four months are required before exercise of options. The value of the purchase options amount to USD 81 million as at the end of the current reporting period.
2 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 6: Shareholders’ equity

a.	Issued and fully paid share capital

	Numbers of shares	Share capital USD’000	Share premium USD’000	Total USD’000
At 1 January 2025 and 31 December 2025	512,563,532	1,093,055	–	1,093,055

At 1 January 2024	506,820,170	5,069	1,044,849	1,049,918
Issuance of shares	5,743,362	57	43,080	43,137
Effect of re-domiciliation	–	1,087,929	(1,087,929)	–
At 31 December 2024	512,563,532	1,093,055	–	1,093,055

On 27 June 2024, the Company settled borrowed shares from BW Group by way of issuing 2,311,785 new common shares. Following the issuance of the new common shares, there are 512,563,532 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

On 29 May 2024, the Company entered into another share lending agreement with BW Group whereby BW Group lent 2,311,785 shares of the Company. The borrowed shares would be redelivered by way of the Company issuing new shares to BW Group at a subscription price of USD 0.01 per share. This allowed the Company to promptly deliver existing shares held in treasury to employees who exercise their vested options under the Long-Term Incentive Plan (LTIP) 2022 and those entitled to receive shares under the Restricted Share Units (RSU) program.

On 2 January 2024, the Company settled borrowed shares from BW Group by way of issuing 3,431,577 new common shares. Following the issuance of the new common shares, there were 510,251,747 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

b.	Treasury shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group. As at 31 December 2025, the Group held 14,573,890 of the Company’s shares (31 December 2024: 9,639,056), of which the Company intends to cancel 12,721,253 shares.

c.	Other reserves

(i)		As of 31 December 2025 USD’000	As of 31 December 2024 USD’000
	Composition:
	Share based payment reserve	6,589	3,918
	Hedging reserve	7,826	20,705
	Capital reserve	480,270	482,382
	Translation reserve	127	(198)
	Fair value reserve	(26,051)	10,906
	Total	468,761	517,713

(ii)	Movements of the reserves are as follows:	For the 12 months ended 31 December 2025 USD’000	For the 12 months ended 31 December 2024 USD’000
	Hedging reserve
	At beginning of the financial period	20,705	39,312
	Fair value gains on cash flow hedges	(2,822)	14,522
	Reclassification to profit or loss	(10,057)	(33,129)
	At end of the financial period	7,826	20,705

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 7: Borrowings

	As at 31 December 2025 USD’000	As at 31 December 2024 USD’000
Current
Bank borrowings	164,523	252,556
Sale and leaseback liabilities (accounted for as financing transaction)	5,925	64,506
Other lease liabilities	21,876	19,233
Total current borrowings	192,324	336,295

Non-current
Bank borrowings	883,602	322,820
Sale and leaseback liabilities (accounted for as financing transaction)	31,170	461,924
Other lease liabilities	15,880	1,210
Total non-current borrowings	930,652	785,954

Total borrowings	1,122,976	1,122,249

As at 31 December 2025, bank borrowings consist of eight (31 December 2024: ten) credit facilities from external financial institutions, namely USD 473 million, USD 84 million (DSF), , USD 40 million, USD 303 million, USD 715 million, USD 175 million, and two borrowing base facilities (31 December 2024: USD 473 million, USD 374 million, USD 216 million, USD 84 million (DSF), USD 84 million, USD 39 million, USD 40 million, USD 303 million, and two borrowing base facilities).

The USD 473 million facility RCF was partially cancelled and the USD 216 million and USD 84 million facilities were terminated on 21 July and subsequently refinanced into the USD 715 million facility. The USD 39 million facility RCF matured on 22 August and the USD 39 million term loan matured on 24 November. The drawn proceeds in the USD 303 million RCF were refinanced by drawings under the USD 175 million facility RCF. These facilities are secured by the Group’s fleet of vessels and receivables. The tables below summarises key information and the repayment profile of the bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
USD 473 million facility	49.9
- USD 413 million term loan		2026
- USD 60 million revolving credit facility		2026
USD 84 million facility	71.1	2029
USD 40 million facility	33.0	2029
USD 303 million facility	–
- USD 303 million revolving credit facility		2029
USD 715 million facility	637.0
- USD 715 million revolving credit facility		2032
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	47.5 57.0	2026
USD 175 million facility	160.0
- USD 175 million revolving credit facility		2032

	For the financial year ended 31 December 2026	For the financial year ended 31 December 2027
Repayment profile USD’000
USD 473 million facility	49,896	–
USD 84 million facility	8,633	8,633
USD 40 million facility	2,874	2,874
USD 303 million facility[1]	–	–
USD 715 million facility[1]	–	–
Up to USD 175 million borrowing base facility[2] Up to USD 175 million borrowing base facility[2] (with an accordion option of up to USD 75 million)	–	–
USD 175 million facility[1]	–	–

1 The revolving credit facility does not have fixed repayment terms and is repayable at the discretion of the Group; subject to the outstanding amounts not exceeding commitment amounts.
2 The borrowing base facilities do not have fixed repayment terms and are repayable when the receivables base decreases below certain thresholds.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 7: Borrowings CONTINUED

As at 31 December 2025, bank borrowings of joint ventures consist of ten credit facilities (31 December 2024: ten credit facilities) from external financial institutions (excluded from LTV ratio under key figures). The table below summarises key information of the joint ventures’ bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
Vista Shipping joint venture
USD 51.8 million facility	27.2	2031
USD 111.0 million facility	68.0	2032
USD 89.6 million facility	75.8	2033
USD 88.5 million facility	78.7	2031

H&A Shipping joint venture
USD 22.1 million facility	15.8	2026
USD 23.5 million facility	17.6	2028

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	40.7	2032
Vessel 2 French Tax Lease Arrangement	39.5	2032
Vessel 3 French Tax Lease Arrangement	39.7	2032
Vessel 4 French Tax Lease Arrangement	8.1	2033

	For the financial year ended 31 December 2026	For the financial year ended 31 December 2027
Repayment profile USD’000
Vista Shipping joint venture
USD 51.8 million facility	3,453	3,453
USD 111.0 million facility	7,400	7,400
USD 89.6 million facility	5,271	5,271
USD 88.5 million facility	4,917	4,917

H&A Shipping joint venture
USD 22.1 million facility	15,838	–
USD 23.5 million facility	1,470	1,470

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	5,635	3,700
Vessel 2 French Tax Lease Arrangement	3,182	1,365
Vessel 3 French Tax Lease Arrangement	3,182	3,893
Vessel 4 French Tax Lease Arrangement	1,856	4,530

As at 31 December 2025, the sale and leaseback liabilities (accounted for as financing transaction) consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by the Group. The maturity dates of the facilities range from 2029 to 2033.

The carrying amount relating to the one CTI vessel was USD 15.2 million (31 December 2024: USD 157.9 million) and other finance leases were USD 21.9 million (31 December 2024: USD 43.7 million).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 7: Borrowings CONTINUED

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 31 December 2025	As at 31 December 2024
Bank borrowings	5.2%	6.8%
Sale and leaseback liabilities (accounted for as financing transaction)	5.7%	6.9%

Carrying amounts and fair values

The carrying values of the bank borrowings and sale and leaseback liabilities (accounted for as financing transaction) approximate their fair values as they are re-priceable at one to three-month intervals.

Note 8: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments1 under operating leases to be received after the reporting date are analysed as follows:

USD’000	As at 31 December 2025
Less than one year	145,063
One to two years	59,443
Two to five years	28,390
232,896

Operating lease commitments - where the Group is a lessee

The Group leases vessels from non-related parties under non-cancellable operating lease agreements. The leases have varying terms including options to extend and options to purchase.

The undiscounted lease payments2 under these operating leases, to be paid after the reporting date, are as follows:

USD’000	As at 31 December 2025
Less than one year	42,582
One to two years	9,538
Two to five years	20,187
72,307

Newbuild and operational funding commitments

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme and their operations through either equity contributions or shareholder’s loans.

The future minimum capital contributions to be made at the reporting date but not yet recognised are as follows:

USD’000	As at 31 December 2025
Less than one year	14,197

1 Excluding variable lease payments.
2Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 9: Financial information

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2025
Financial assets measured at fair value
Forward foreign exchange contracts	267	—	—	267	—	267	—	267
Forward freight agreements	590	—	—	590	—	590	—	590
Interest rate swaps used for hedging	8,007	—	—	8,007	—	8,007	—	8,007
Other investments	—	—	297,581	297,581	284,981	—	12,600	297,581
Loans receivable from joint venture	7,046	—	—	7,046	—	—	7,046	7,046
	15,910	—	297,581	313,491

At 31 December 2025
Financial assets not measured at fair value
Loans receivable from joint ventures	—	52,799	—	52,799
Trade and other receivables, and prepayments[1]	—	462,579	—	462,579
Restricted cash	—	10,000	—	10,000
Cash at bank and on hand	—	103,609	—	103,609
Cash retained in the commercial pools	—	88,966	—	88,966
	—	724,999	—	724,999

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2025
Financial liabilities measured at fair value
Forward freight agreements	(163)	—	(163)	—	(163)	—	(163)
	(163)	—	(163)

At 31 December 2025
Financial liabilities not measured at fair value
Bank borrowings	—	(1,048,125)	(1,048,125)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	—	(74,851)	(74,851)
Trade and other payables	—	(354,151)	(354,151)
	—	(1,477,127)	(1,477,127)

1 Excluding prepayments

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 9: Financial information CONTINUED

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial assets measured at fair value
Forward freight agreements	1,690	—	—	1,690	—	1,690	—	1,690
Interest rate swaps used for hedging	22,935	—	—	22,935	—	22,935	—	22,935
Other investments	—	—	23,069	23,069	—	—	23,069	23,069
	24,625	—	23,069	47,694

At 31 December 2024
Financial assets not measured at fair value
Loans receivable from joint ventures	—	64,133	—	64,133
Trade and other receivables, and prepayments[1]	—	487,677	—	487,677
Restricted cash	—	13,542	—	13,542
Cash at bank and on hand	—	195,271	—	195,271
Cash retained in the commercial pools	—	88,297	—	88,297
	—	848,920	—	848,920

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2024
Financial liabilities measured at fair value
Forward foreign exchange contracts	(1,048)	—	(1,048)	—	(1,048)	—	(1,048)
Forward freight agreements	(891)	—	(891)	—	(891)	—	(891)
	(1,939)	—	(1,939)

At 31 December 2024
Financial liabilities not measured at fair value
Bank borrowings	—	(575,376)	(575,376)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	—	(546,873)	(546,873)
Trade and other payables	—	(312,839)	(312,839)
	—	(1,435,088)	(1,435,088)

The Group has Level 1 financial assets but no Level 1 financial liabilities as at 31 December 2025 (31 December 2024: No Level 1 financial assets and liabilities).

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

1 Excluding prepayments

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 9: Financial information CONTINUED

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in unquoted equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.

Level 3 fair values

The Group’s investments in equity instruments measured at FVOCI using Level 3 fair value measurements were valued using market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each reporting date. The Group’s loan receivable from joint venture measured at fair value through profit or loss (FVTPL) approximates its fair value as the convertible loan notes were extended to the joint venture within 12 months from the reporting date.

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:

	31 December 2025 USD’000	31 December 2024 USD’000
Opening balance	23,069	23,953
Acquisition of equity investments at FVOCI	—	862
Equity investments at FVOCI – net change in fair value	(2,699)	1,186
Conversion of debt into equity	36	—
Disposal of other investments	—	(2,932)
Transfer from Level 3 to Level 1	(7,806)	—
Closing balance	12,600	23,069

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s loan receivable to joint venture measured at FVTPL using Level 3 fair value measurements:

	31 December 2025 USD’000	31 December 2024 USD’000
Opening balance	—	—
Issuance of convertible loan notes	7,046	—
Closing balance	7,046	—

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 10: Significant related party transactions

In addition to the related party information disclosed elsewhere in the Interim Financial Information, the following significant transactions took place between the Group and related parties during the financial period on commercial terms agreed by the parties:

	For the 3 months ended 31 December 2025 USD’000	For the 3 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2025 USD’000	For the 12 months ended 31 December 2024 USD’000
Purchase of services
Support service fees paid/payable to related corporations	1,890	1,558	7,553	6,313
Rental paid/payable to a related corporation	239	225	926	893

Rendering of services
Management fees received/receivable from related corporations	21	—	28	4

Other transactions with related corporations
Services paid on behalf of/settled on behalf by related corporations	17,310	18,733	76,283	75,268

Purchase and rendering of services to joint ventures
Support service fees paid/payable to joint venture	63	—	546	—
Management fees paid/payable to joint venture	319	—	1,074	—
Management fees received/receivable from joint venture	1,451	263	5,180	1,045

Other transactions with joint ventures
Interest income received/receivable from joint venture	606	429	2,944	2,445
Services paid on behalf of/settled on behalf by joint ventures	2,158	2,974	7,204	10,029

Pool arrangements
Revenue distributable/distributed to related corporations	16,718	10,931	61,484	77,107

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 11: Joint ventures

	As at 31 December 2025 USD’000	As at 31 December 2024 USD’000
Interest in joint ventures	97,821	81,371

a.	Vista Shipping

•
Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture. In accordance with the agreement under which Vista Shipping was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

	As at 31 December 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	413,507	427,959
Current assets	43,119	63,657
Non-current liabilities	(265,854)	(317,722)
Current liabilities	(28,904)	(45,350)
Net assets (100%)	161,868	128,544

Group’s share of net assets (50%)	80,934	64,272
Hedging reserve	41	—
Carrying amount of interest in joint venture	80,975	64,272

Revenue	99,293	112,907
Other income	2,972	2,623
Expenses	(68,854)	(73,951)
Profit and total comprehensive income (100%)	33,411	41,579

Profit and total comprehensive income (50%)	16,706	20,790
Adjustment to previously recognised share of loss from prior year	—	35
Group’s share of total comprehensive income (50%)	16,706	20,825

b.	H&A Shipping

•
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Pte. Ltd. as a joint venture. In accordance with the agreement under which H&A Shipping was established, the Group and the other investor in the joint venture have agreed to provide equity in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 11: Joint ventures CONTINUED

	As at 31 December 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	59,271	59,892
Current assets	5,071	5,388
Non-current liabilities	(41,151)	(46,093)
Current liabilities	(4,731)	(4,940)
Net assets (100%)	18,460	14,247

Group’s share of net assets (50%)	9,230	7,124
Shareholder’s loans	5,308	6,308
Alignment of accounting policies	20	1,153
Carrying amount of interest in joint venture	14,558	14,585

Revenue	11,069	11,459
Other income	1,496	1,866
Expenses	(9,377)	(10,791)
Profit and total comprehensive income (100%)	3,188	2,534

Profit and total comprehensive income (50%)	1,594	1,267
Adjustment to previously recognised share of profit from prior year	(474)	—
Alignment of accounting policies	(147)	147
Group’s share of total comprehensive income (50%)	973	1,414

c.	Ecomar

•
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•	During the financial year ended 31 December 2025, Hafnia took delivery of three IMO II – MR vessels through its Ecomar joint venture.

•
The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 11: Joint ventures CONTINUED

	As at 31 December 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	50%	50%

Non-current assets	185,498	68,964
Current assets	13,872	4,928
Non-current liabilities	(172,098)	(77,032)
Current liabilities	(32,795)	—
Net liabilities (100%)	(5,523)	(3,140)

Group’s share of net liabilities (50%)	(2,762)	(1,570)
Unrecognised share of loss	2,762	1,633
Translation reserve	—	(63)
Carrying amount of interest in joint venture	—	—

Revenue	20,549	—
Other income	1,717	32
Expenses	(24,490)	(3,321)
Loss and total comprehensive loss (100%)	(2,224)	(3,289)

Loss and total comprehensive loss (50%)	(1,112)	(1,645)
Adjustment to previously recognised share of profit from prior year	(13)	—
Unrecognised share of loss for the current year	1,125	1,633
Group’s share of total comprehensive loss (50%)	—	(12)

d.	Complexio

•
In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 36.7%[1] ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

•	The Company was renamed to Complexio Limited (“Complexio”) on 1 May 2024.

•
The following table summarises the financial information of Complexio as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Complexio.

1 After accounting for treasury shares held by the Company.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 11: Joint ventures CONTINUED

	As at 31 December 2025 USD’000	As at 31 December 2024 USD’000
Percentage ownership interest	36.7%	30.5%

Non-current assets	6,956	4,262
Current assets	6,401	4,635
Current liabilities	(23,143)	(653)
Net assets (100%)	(9,786)	8,244

Group’s share of net assets (36.7%)	(3,591)	2,514
Unrecognised share of loss	3,457	—
Translation reserve	134	—
Carrying amount of interest in joint venture	—	—

Revenue	1,311	647
Other income	—	85
Expenses	(19,746)	(8,288)
Loss and total comprehensive loss (100%)	(18,435)	(7,556)

Loss and total comprehensive loss (36.7%)	(6,766)	(2,304)
Unrecognised share of loss for the current year	3,457	—
Gain on dilution	—	592
Adjustment to previously recognised share of profit from prior year	558	—
Group’s share of total comprehensive loss (36.7%)	(2,751)	(1,712)

e.	Seascale

•
In March 2025, the Group and Cargill entered into a joint arrangement, Seascale Energy Pte Ltd (“Seascale”), in which the Group has joint control and 50% ownership interest. Seascale is incorporated in Singapore and provides bunker procurement services.  Accordingly, the Group has classified its interest in Seascale as a joint venture.

•
The following table summarises the financial information of Seascale as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Seascale.

As at 31 December 2025 USD’000
Percentage ownership interest	50%

Current assets	8,356
Current liabilities	(3,782)
Net assets (100%)	4,574

Group’s share of net assets (50%)	2,287

Revenue	9,273
Other income	48
Expenses	(4,798)
Profit and total comprehensive income (100%)	4,523

Group’s share of total comprehensive income (50%)	2,262

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 12: Segment information

For the 3 months ended 31 December 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	23,709	99,522	172,490	72,698	368,419
Revenue (External Vessels in Disponent-Owner Pools)	22,159	63,610	118,395	20,379	224,543
Voyage expenses (Hafnia Vessels and TC Vessels)	(5,779)	(27,558)	(52,772)	(23,345)	(109,454)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(7,665)	(25,178)	(41,156)	(6,155)	(80,154)
Pool distributions for External Vessels in Disponent-Owner Pools	(14,495)	(38,432)	(77,240)	(14,222)	(144,389)
TCE Income[5]	17,929	71,964	119,717	49,355	258,965

Other operating income	775	1,360	2,699	977	5,811
Vessel operating expenses	(4,060)	(17,919)	(33,843)	(16,310)	(72,132)
Technical management expenses	(634)	(2,330)	(4,035)	(1,418)	(8,417)
Charter hire expenses	—	(1,453)	(7,197)	—	(8,650)

Adjusted EBITDA[5]	14,010	51,622	77,341	32,604	175,577
Depreciation charge	(2,634)	(19,245)	(19,118)	(8,114)	(49,111)
					126,466
Unallocated					(19,095)
Profit before income tax					107,371

For the 12 months ended 31 December 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	110,416	374,469	675,708	261,238	1,421,831
Revenue (External Vessels in Disponent-Owner Pools)	75,769	229,896	475,568	78,845	860,078
Voyage expenses (Hafnia Vessels and TC Vessels)	(33,473)	(123,492)	(213,999)	(94,993)	(465,957)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(27,362)	(87,221)	(186,805)	(28,178)	(329,566)
Pool distributions for External Vessels in Disponent-Owner Pools	(48,407)	(142,675)	(288,763)	(50,667)	(530,512)
TCE Income[5]	76,943	250,977	461,709	166,245	955,874

Other operating income	3,718	5,298	10,379	5,837	25,232
Vessel operating expenses	(16,182)	(68,051)	(134,338)	(63,552)	(282,123)
Technical management expenses	(1,837)	(6,810)	(13,052)	(5,383)	(27,082)
Charter hire expenses	—	(6,842)	(26,573)	—	(33,415)

Adjusted EBITDA[5]	62,642	174,572	298,125	103,147	638,486
Depreciation charge	(11,951)	(58,778)	(94,645)	(35,991)	(201,365)
					437,121
Unallocated					(94,944)
Profit before income tax					342,177

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 15.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 12: Segment information CONTINUED

For the 3 months ended 31 December 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	22,983	75,023	176,933	77,870	352,809
Revenue (External Vessels in Disponent-Owner Pools)	10,931	53,186	100,067	15,860	180,044
Voyage expenses (Hafnia Vessels and TC Vessels)	(9,181)	(24,277)	(58,687)	(27,098)	(119,243)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(4,654)	(28,316)	(45,279)	(5,746)	(83,995)
Pool distributions for External Vessels in Disponent-Owner Pools	(6,277)	(24,870)	(54,788)	(10,114)	(96,049)
TCE Income[5]	13,802	50,746	118,246	50,772	233,566

Other operating income	709	1,202	2,060	228	4,199
Vessel operating expenses	(3,708)	(14,862)	(33,591)	(16,964)	(69,125)
Technical management expenses	(553)	(1,963)	(3,733)	(1,296)	(7,545)
Charter hire expenses	—	(2,204)	(9,641)	—	(11,845)

Adjusted EBITDA[5]	10,250	32,919	73,341	32,740	149,250
Depreciation charge	(3,306)	(14,499)	(26,089)	(8,427)	(52,321)
					96,929
Unallocated[6]					(17,358)
Profit before income tax					79,571

For the 12 months ended 31 December 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	125,387	522,837	915,186	372,186	1,935,596
Revenue (External Vessels in Disponent-Owner Pools)	86,168	318,499	438,245	90,139	933,051
Voyage expenses (Hafnia Vessels and TC Vessels)	(31,693)	(142,405)	(251,887)	(118,332)	(544,317)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(34,080)	(112,980)	(156,931)	(28,811)	(332,802)
Pool distributions for External Vessels in Disponent-Owner Pools	(52,088)	(205,519)	(281,314)	(61,328)	(600,249)
TCE Income[5]	93,694	380,432	663,299	253,854	1,391,279

Other operating income	2,374	6,824	11,001	3,533	23,732
Vessel operating expenses	(15,624)	(64,451)	(132,876)	(65,090)	(278,041)
Technical management expenses	(1,947)	(7,538)	(13,619)	(5,249)	(28,173)
Charter hire expenses	—	(8,974)	(39,522)	—	(48,496)

Adjusted EBITDA[5]	78,497	306,473	488,283	187,048	1,060,301
Depreciation charge	(13,837)	(58,881)	(107,936)	(33,339)	(213,993)
					846,308
Unallocated[6]					(67,855)
Profit before income tax					778,453

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 15.
6 Including prior period adjustments for vessels that are not a part of the Group’s operating segments in the financial year ended 2024.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 13: Subsequent events

On 12 January 2026, the Group sold and delivered a MR vessel, Hafnia Libra, to an external party.

On 26 January 2026, the Group sold and delivered a MR vessel, Hafnia Phoenix, to an external party.

On 27 January 2026, the Group took delivery of an IMO-II MR vessel, Ecomar Gironde, through its ECOMAR joint venture.

The Group has entered into sale agreements which were approved by the Board of Directors, for the disposal of four LR1 vessels (Hafnia Shinano, Hafnia Yangtze, Hafnia Seine and Hafnia Zambesi); two MR vessels (Hafnia Leo, Hafnia Crux); and four Handy vessels (Hafnia Torres, Hafnia Sunda, Hafnia Malacca, Hafnia Magellan) to external parties. As at the date of this report, the vessels are pending delivery to the buyers.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note  14: Fleet list

Vessel	DWT	Year Built	Type	Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy	Hafnia Neso	109,990	Jul-19	LR2
Hafnia Magellan	39,067	May-15	Handy	Hafnia Thalassa	109,990	Sep-19	LR2
Hafnia Malacca	39,067	Jul-15	Handy	Hafnia Triton	109,990	Oct-19	LR2
Hafnia Soya	39,067	Nov-15	Handy	Hafnia Languedoc[1]	109,999	Mar-23	LR2
Hafnia Sunda	39,067	Sep-15	Handy	Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Torres	39,067	May-16	Handy	Hafnia Loire[1]	109,999	May-23	LR2
Hafnia Kallang	74,189	Jan-17	LR1	Hafnia Lillesand[1]	109,999	Feb-24	LR2
Hafnia Shannon	74,189	Aug-17	LR1	Beagle[2]	49,850	Mar-19	MR
Hafnia Seine	74,998	May-08	LR1	Boxer[2]	49,852	Jun-19	MR
Hafnia Shinano	74,998	Oct-08	LR1	Basset[2]	49,875	Nov-19	MR
Hafnia Tagus	74,151	Mar-17	LR1	Bulldog[2]	49,856	Feb-20	MR
Hafnia Yangtze	74,996	Jan-09	LR1	Hafnia Bobcat	49,999	Aug-14	MR
Hafnia Yarra	74,189	Jul-17	LR1	Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Zambesi	74,995	Jan-10	LR1	Hafnia Cougar	49,999	Jan-14	MR
Hafnia Africa	74,539	May-10	LR1	Hafnia Eagle	49,999	Jul-15	MR
Hafnia Asia	74,490	Jun-10	LR1	Hafnia Egret	49,999	Nov-14	MR
Hafnia Australia	74,539	May-10	LR1	Hafnia Falcon	49,999	Feb-15	MR
Hafnia Hong Kong[1]	74,999	Jan-19	LR1	Hafnia Hawk	49,999	Jun-15	MR
Hafnia Shanghai[1]	74,999	Jan-19	LR1	Hafnia Jaguar	49,999	Mar-14	MR
Hafnia Guangzhou[1]	74,999	Jul-19	LR1	Hafnia Kestrel	49,999	Aug-15	MR
Hafnia Beijing[1]	74,999	Oct-19	LR1	Hafnia Leopard	49,999	Jan-14	MR
Sunda[2]	79,902	Jul-19	LR1	Hafnia Lioness	49,999	Jan-14	MR
Karimata[2]	79,885	Aug-19	LR1	Hafnia Lynx	49,999	Nov-13	MR
Hafnia Shenzhen[1]	74,999	Aug-20	LR1	Hafnia Merlin	49,999	Sep-15	MR
Hafnia Nanjing[1]	74,999	Jan-21	LR1	Hafnia Myna	49,999	Oct-15	MR
Hafnia Excelsior	74,665	Jan-16	LR1	Hafnia Osprey	49,999	Oct-15	MR
Hafnia Executive	74,319	May-16	LR1	Hafnia Panther	49,999	Jun-14	MR
Hafnia Prestige	74,996	Nov-16	LR1	Hafnia Petrel	49,999	Jan-16	MR
Hafnia Providence	74,996	Aug-16	LR1	Hafnia Puma	49,999	Nov-13	MR
Hafnia Pride	74,997	Jul-16	LR1	Hafnia Raven	49,999	Nov-15	MR
Hafnia Excellence	74,613	May-16	LR1	Hafnia Swift	49,999	Jan-16	MR
Hafnia Exceed	74,664	Feb-16	LR1	Hafnia Tiger	49,999	Mar-14	MR
Hafnia Expedite	74,634	Jan-16	LR1	BW Wren	49,999	Mar-16	MR
Hafnia Express	74,663	May-16	LR1	Hafnia Ane	49,999	Nov-15	MR
Hafnia Excel	74,547	Nov-15	LR1	Hafnia Crux	49,999	Feb-12	MR
Hafnia Precision	74,996	Oct-16	LR1	Hafnia Daisy	49,999	Aug-16	MR
Hafnia Experience	74,669	Mar-16	LR1	Hafnia Henriette	49,999	Jun-16	MR
Hafnia Pioneer	81,305	Jun-13	LR1	Hafnia Kirsten	49,999	Jan-17	MR
Hafnia Despina	109,990	Jan-19	LR2	Hafnia Lene	49,999	Jul-15	MR
Hafnia Galatea	109,990	Mar-19	LR2	Hafnia Leo	49,999	Nov-13	MR
Hafnia Larissa	109,990	Apr-19	LR2	Hafnia Libra[3]	49,999	May-13	MR

1 50% owned through the Vista Shipping Joint Venture
2 Time chartered in vessel
3 Classified as an asset held for sale.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 14: Fleet list CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Lise	49,875	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Phoenix[4]	49,999	Jul-13	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[1]	49,972	Jun-17	MR
Orient Innovation[1]	49,997	Jul-17	MR
Yellow Stars[2]	49,999	Jul-21	MR
PS Stars[2]	49,999	Jan-22	MR
Hokkaido[1]	49,948	Oct-25	MR
Hafnia Almandine	38,506	Feb-15	IMO II – Handy
Hafnia Amber	38,506	Feb-15	IMO II – Handy
Hafnia Amethyst	38,506	Mar-15	IMO II – Handy
Hafnia Ametrine	38,506	Apr-15	IMO II – Handy
Hafnia Aventurine	38,506	Apr-15	IMO II – Handy
Hafnia Andesine	38,506	May-15	IMO II – Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II – Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II – Handy
Hafnia Axinite	38,506	Jul-15	IMO II – Handy
Hafnia Amessi	38,506	Jul-15	IMO II – Handy
Hafnia Azotic	38,506	Sep-15	IMO II – Handy
Hafnia Amazonite	38,506	May-15	IMO II – Handy
Hafnia Ammolite	38,506	Aug-15	IMO II – Handy
Hafnia Adamite	38,506	Sep-15	IMO II – Handy
Hafnia Aragonite	38,506	Oct-15	IMO II – Handy
Hafnia Azurite	38,506	Aug-15	IMO II – Handy
Hafnia Alabaster	38,506	Nov-15	IMO II – Handy
Hafnia Achroite	38,506	Jan-16	IMO II – Handy
Hafnia Turquoise	49,516	Apr-16	IMO II – MR
Hafnia Topaz	49,561	Jul-16	IMO II – MR
Hafnia Tourmaline	49,513	Oct-16	IMO II – MR
Hafnia Tanzanite	49,478	Nov-16	IMO II – MR
Hafnia Viridian	49,126	Jan-15	IMO II – MR
Hafnia Violette	49,126	Mar-15	IMO II – MR
Hafnia Atlantic	49,641	Dec-17	IMO II – MR
Hafnia Pacific	49,686	Dec-17	IMO II – MR
Hafnia Valentino	49,126	May-15	IMO II – MR
Ecomar Gascogne[3]	49,776	Jan-25	IMO II – MR
Ecomar Guyenne[3]	49,763	May-25	IMO II – MR
Ecomar Garonne[3]	49,696	Jul-25	IMO II – MR

1 Time chartered in vessel
2 50% owned through the H&A Shipping Joint Venture
3 50% owned through the Ecomar Joint Venture
4 Classified as an asset held for sale.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 15: Non-IFRS measures

Throughout this Interim Financial Information Q4 and Full Year 2025, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 31 December 2025 and 31 December 2024.

	For the 3 months ended 31 December 2025 USD’000	For the 3 months ended 31 December 2024 USD’000	For the 12 months ended 31 December 2025 USD’000	For the 12 months ended 31 December 2024 USD’000
Profit for the financial period	109,654	79,632	339,682	774,035
Income tax (benefit)/expenses	(2,283)	(61)	2,495	4,418
Depreciation charge of property, plant and equipment	49,231	52,404	201,702	214,308
Amortisation charge of intangible assets	108	108	427	803
Gain on disposal of assets	(9,467)	(12,999)	(12,236)	(28,520)
Share of profit of equity-accounted investees, net of tax	(6,846)	(601)	(17,190)	(20,515)
Interest income	(4,666)	(4,578)	(13,496)	(16,317)
Interest expense	12,940	13,645	49,768	52,375
Capitalised financing fees written off	400	–	2,720	2,069
Other finance expense	664	3,619	5,607	9,662
Adjusted EBITDA	149,735	131,169	559,479	992,318

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-Q4-AND-FULL YEAR-2025
Note 15: Non-IFRS measures CONTINUED

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 December 2025	For the 3 months ended 31 December 2024	For the 12months ended 31 December 2025	For the 12 months ended 31 December 2024
Revenue (Hafnia Vessels and TC Vessels)	368,419	352,817	1,421,831	1,935,596
Revenue (External Vessels in Disponent-Owner Pools)	224,543	180,044	860,078	933,051
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(109,454)	(119,257)	(465,957)	(544,317)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(80,154)	(83,995)	(329,566)	(332,802)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(144,389)	(96,049)	(530,512)	(600,249)
TCE income	258,965	233,560	955,874	1,391,279
Operating days	9,469	10,293	37,922	42,160
TCE income per operating day	27,346	22,692	25,206	33,000

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 31 December 2025	For the 3 months ended 31 December 2024	For the 12 months ended 31 December 2025	For the 12 months ended 31 December 2024
Revenue (Hafnia Vessels and TC Vessels)	368,419	352,817	1,421,831	1,935,596
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(109,454)	(119,257)	(465,957)	(544,317)
TCE income	258,965	233,560	955,874	1,391,279
Operating days	9,469	10,293	37,922	42,160
TCE income per operating day	27,346	22,692	25,206	33,000

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.